UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 31, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(I) POLL RESULTS OF THE

2018 THIRD EXTRAORDINARY GENERAL MEETING,

2018 FIRST H SHAREHOLDERS CLASS MEETING AND A SHAREHOLDERS CLASS MEETING

HELD ON 30 AUGUST 2018;

(II) AMENDMENTS TO THE ARTICLES, RULES FOR THE MEETING OF THE BOARD AND RULES

FOR THE MEETING OF

THE SUPERVISORY COMMITTEE; AND

(III) CHANGE OF DIRECTOR AND SUPERVISOR

The Board hereby announces the poll results of the 2018 third EGM, the 2018 first H Shareholders Class Meeting and A Shareholders Class Meeting held in Shanghai, the PRC on Thursday, 30 August 2018.

Reference is made to (1) the meeting materials (the “Meeting Materials”) published on 15 August 2018 regarding the 2018 third extraordinary general meeting of China Eastern Airlines Corporation Limited (the “Company”) and the 2018 first class meetings of holders of A shares and H shares of the Company; (2) the notice of the 2018 third extraordinary general meeting and the notice of H shareholders class meeting of the Company (collectively the “Notices”) dated 14 July 2018 and the circular of the Company dated 13 August 2018 (the “Circular”), in relation to, among others, (i) proposed non-public issuance of A Shares and non-public issuance of H Shares under a specific mandate; (ii) proposed amendments to the articles of association of the Company (the “Articles”); (iii) proposed amendments to the rules for the meeting of the Board; and (iv) proposed amendments to the rules for the meeting of the Supervisory Committee; and (3) the supplemental notice (the “Supplemental Notice”) of the 2018 third extraordinary general meeting of the Company dated 13 August 2018 in relation to the election of an independent non-executive director and a shareholder representative supervisor of the Company.

Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Circular.

A.	RESULTS OF THE EGM AND CLASS MEETINGS

The 2018 third extraordinary general meeting (the “EGM”), the 2018 first class meeting of holders of H shares (the “H Shareholders Class Meeting”) and the 2018 first class meeting of holders of A shares (the “A Shareholders Class Meeting”, together with the H Shareholders Class Meeting as the “Class Meetings”) were held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel ( 上海國際機場賓館二樓四季廳 ), No. 368 Yingbin One Road, Shanghai, the PRC on Thursday, 30 August 2018. The EGM and the Class meetings were validly convened in compliance with the relevant requirements under the Company Law of the People’s Republic of China and the Articles.

As at the date of the EGM and the Class Meetings, the aggregate number of Shares in issue of the Company were 14,467,585,682, including 9,808,485,682 A Shares and 4,659,100,000 H Shares. As disclosed in the Circular, Juneyao Airlines, holding 12,000,000 H Shares of the Company, was required to abstain from voting in respect of resolutions 2, 3, 6, 7 and 11 as set out in the EGM Notice and resolutions 1, 2, 4, 5 and 6 as set out in the H Shareholders Class Meeting Notice. As such, (i) the aggregate number of Shares entitling shareholders to attend the EGM and vote for or against resolutions 2, 3, 6, 7 and 11 were 14,455,585,682, representing approximately 99.9171% of the Company’s total share capital in issue; the aggregate number of Shares entitling shareholders to attend the EGM and vote for or against resolutions 1, 4, 5, 8 to 10, 12 to 16 were 14,467,585,682, representing 100% of the Company’s total share capital in issue, (ii) the aggregate number of H Shares entitling H shareholders to attend the H Shareholders Class Meeting and vote for or against resolutions 1, 2, 4, 5 and 6 were 4,647,100,000, representing approximately 99.7424% of the Company’s total H Shares in issue; the aggregate number of H Shares entitling H shareholders to attend the H Shareholders Class Meeting and vote for or against resolution 3 were 4,659,100,000, representing 100% of the Company’s total H Shares in issue, and (iii) the aggregate number of A Shares entitling A shareholders to attend the A Shareholders Class Meeting and vote for or against resolutions 1 to 6 were 9,808,485,682, representing 100% of the Company’s total A Shares in issue.

Saved as disclosed above, there were no Shares entitling shareholders to attend the EGM and/or Class Meetings and abstain from voting in favour of the resolutions proposed at the EGM and/or Class Meetings as set out in Rule 13.40 of the Listing Rules, and no shareholder was required to abstain from voting at the EGM and/or Class Meetings.

Each resolution proposed for approval at the EGM and the Class Meetings was taken by poll.

Shareholders and their proxies, together holding 10,465,581,574 shares of the Company, representing approximately 72.3381% of the Company’s share capital in issue, attended the EGM or participated in online voting; shareholders and their proxies, together holding 3,404,785,094 H Shares, representing approximately 73.0782% of the Company’s H Shares in issue, attended the H Shareholders Class Meeting; and shareholders and their proxies, together holding 7,059,281,331 A Shares, representing approximately 71.9712% of the Company’s A Shares in issue, attended the A Shareholders Class Meeting or participated in online voting.

After consideration by the said shareholders and proxies and through voting by way of open ballot or online voting, all resolutions as set out in the Notices, Supplemental Notice and Meeting Materials were duly passed at the EGM and the Class Meetings respectively.

1.	POLL RESULTS OF THE EGM

The poll results at the EGM were set out as follows:

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS

1.	Ordinary resolution: “THAT, to consider and approve the “Fulfilment of conditions of the non- public issuance of A shares by China Eastern Airlines Corporation Limited”.”	10,464,251,386 (99.9874%)	1,319,288 (0.0126%)	0 (0.0000%)

2.00	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares and the non-public issuance of H shares to specific subscribers by China Eastern Airlines Corporation Limited” (Each part of this resolution shall be decided by voting in sequence.)

2.01	Type and nominal value of A shares to be issued	10,464,251,386 (99.9874%)	1,319,288 (0.0126%)	0 (0.0000%)

2.02	Method of issuance of A shares	10,464,251,386 (99.9874%)	1,319,288 (0.0126%)	0 (0.0000%)

2.03	Method of subscription of A shares	10,464,219,886 (99.9871%)	1,353,188 (0.0129%)	0 (0.0000%)

2.04	Price benchmark date, pricing principles and issue price of A shares	10,464,228,386 (99.9871%)	1,353,188 (0.0129%)	0 (0.0000%)

2.05	Subscribers of A shares and number of A shares to be issued	10,464,219,886 (99.9871%)	1,353,188 (0.0129%)	0 (0.0000%)

2.06	Use of proceeds of A shares	10,465,146,374 (99.9959%)	426,700 (0.0041%)	0 (0.0000%)

2.07	Lock-up period of A shares	10,464,218,736 (99.9876%)	1,294,338 (0.0124%)	0 (0.0000%)

2.08	Place of listing of A shares	10,464,221,286 (99.9877%)	1,291,788 (0.0123%)	0 (0.0000%)

2.09	Arrangement of accumulated undistributed profits before non-public issuance of A shares	10,464,217,486 (99.9876%)	1,293,188 (0.0124%)	0 (0.0000%)

2.10	Validity period of the resolution of non-public issuance of A shares	10,464,219,686 (99.9871%)	1,351,988 (0.0129%)	0 (0.0000%)

2.11	Type and nominal value of H shares to be issued	10,464,214,886 (99.9877%)	1,291,788 (0.0123%)	0 (0.0000%)

2.12	Method of issuance of H shares	10,464,214,886 (99.9877%)	1,291,788 (0.0123%)	0 (0.0000%)

2.13	Method of subscription of H shares	10,464,214,886 (99.9877%)	1,291,788 (0.0123%)	0 (0.0000%)

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS

2.14	Price determination date, pricing principles and issue price of H shares	10,464,223,386 (99.9877%)	1,291,788 (0.0123%)	0 (0.0000%)

2.15	Subscribers of H shares and number of H shares to be issued	10,464,214,886 (99.9877%)	1,291,788 (0.0123%)	0 (0.0000%)

2.16	Use of proceeds from H shares	10,465,141,374 (99.9965%)	365,300 (0.0035%)	0 (0.0000%)

2.17	Lock-up period of H shares	10,464,214,686 (99.9877%)	1,291,988 (0.0123%)	0 (0.0000%)

2.18	Place of listing of H shares	10,464,214,886 (99.9877%)	1,291,788 (0.0123%)	0 (0.0000%)

2.19	Arrangement of accumulated undistributed profits before non-public issuance of H shares	10,464,223,386 (99.9877%)	1,291,788 (0.0123%)	0 (0.0000%)

2.20	Validity period of the resolution of non-public issuance of H shares	10,464,214,686 (99.9877%)	1,291,988 (0.0123%)	0 (0.0000%)

2.21	Relationship between the non-public issuance of A shares and the non-public issuance of H shares	10,464,219,886 (99.9871%)	1,351,788 (0.0129%)	0 (0.0000%)

3.	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”	10,464,228,386 (99.9876%)	1,293,188 (0.0124%)	0 (0.0000%)

4.	Ordinary resolution: “THAT, to consider and approve the “Explanation on the previous use of proceeds”.”	10,465,188,774 (99.9968%)	331,400 (0.0032%)	0 (0.0000%)

5.	Special resolution: “THAT, to consider and approve the “Feasibility report on the use of proceeds from the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”	10,465,186,374 (99.9968%)	332,800 (0.0032%)	0 (0.0000%)

6.	Special resolution: “THAT, to consider and approve the “Conditional share subscription agreement of the non-public issuance signed with specific subscribers”.”	10,464,259,886 (99.9874%)	1,316,788 (0.0126%)	0 (0.0000%)

7.	Special resolution: “THAT, to consider and approve the “Connected transactions involved in the non- public issuance of A shares and the non-public issuance of H shares”.”	10,464,262,286 (99.9880%)	1,257,888 (0.0120%)	0 (0.0000%)

8.	Ordinary resolution: “THAT, to consider and approve the “Dilution of current returns by the non- public issuance, remedial measures and undertakings by controlling shareholders, directors and senior administrative officers in respect of the measures”.”	10,464,262,286 (99.9874%)	1,319,288 (0.0126%)	0 (0.0000%)

9.	Ordinary resolution: “THAT, to consider and approve the “Plan of shareholder return for the next three years (2018–2020) of China Eastern Airlines Corporation Limited”.”	10,465,191,524 (99.9964%)	377,150 (0.0036%)	0 (0.0000%)

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS

10.	Special resolution: “THAT, to consider and approve the “Authorization to the board of directors and its authorized persons to amend relevant provisions of the articles of association upon the completion of the non-public issuance of A shares and the non-public issuance of H shares”.”	10,464,262,286 (99.9875%)	1,307,788 (0.0125%)	0 (0.0000%)

11.	Special resolution: “THAT, to consider and approve the “Proposal to authorize the board of directors and its authorized persons to proceed with relevant matters in respect of the non-public issuance of A shares and the non-public issuance of H shares in their sole discretion”.”	10,464,262,286 (99.9875%)	1,305,288 (0.0125%)	0 (0.0000%)

12.	Special resolution: “THAT, to consider and approve the “Amendments to certain provisions of the articles of association”.”	10,465,191,524 (99.9964%)	378,550 (0.0036%)	0 (0.0000%)

13.	Special resolution: “THAT, to consider and approve the “Amendments to certain provisions of the rules for the meeting of the board of directors”.”	10,465,191,524 (99.9964%)	377,150 (0.0036%)	0 (0.0000%)

14.	Special resolution: “THAT, to consider and approve the “Amendments to certain provisions of the rules for the meeting of the supervisory committee”.”	10,465,191,524 (99.9964%)	377,150 (0.0036%)	0 (0.0000%)

15.	Ordinary resolution: “THAT, to consider and approve the “Election of Lin Wanli as an independent non- executive director of the eighth session of the board of directors of the Company”.”	9,764,203,386 (99.9856%)	1,401,888 (0.0144%)	0 (0.0000%)

16.	Ordinary resolution: “THAT, to consider and approve the “Election of Li Jinde as a shareholder representative supervisor of the eighth session of the supervisory committee of the Company”.”	9,735,728,134 (99.6941%)	29,877,490 (0.3059%)	0 (0.0000%)

*	The percentage of voting is based on the total number of Shares held by shareholders present, in person or by proxy, at the EGM and entitled to vote in respect of the relevant resolution.

Please refer to the Meeting Materials and the Circular for details of the above resolutions.

Based on the above poll results, all of the special resolutions were passed by two-thirds or more of votes, and all of the ordinary resolutions were passed by half or more of votes.

2.	POLL RESULTS OF THE H SHAREHOLDERS CLASS MEETING

The poll results at the H Shareholders Class Meeting were set out as follows:

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
SPECIAL RESOLUTIONS

1.00	“THAT, to consider and approve the “Proposal for the non-public issuance of A shares and the non- public issuance of H shares to specific subscribers by China Eastern Airlines Corporation Limited” (Each part of this resolution shall be decided by voting in sequence.)

1.01	Type and nominal value of A shares to be issued	3,403,197,306 (99.9537%)	1,574,838 (0.0463%)	0 (0.0000%)

1.02	Method of issuance of A shares	3,403,103,406 (99.9527%)	1,608,738 (0.0473%)	0 (0.0000%)

1.03	Method of subscription of A shares	3,403,103,406 (99.9527%)	1,608,738 (0.0473%)	0 (0.0000%)

1.04	Price benchmark date, pricing principles and issue price of A shares	3,399,103,406 (99.9527%)	1,608,738 (0.0473%)	0 (0.0000%)

1.05	Subscribers of A shares and number of A shares to be issued	3,403,103,406 (99.9527%)	1,608,738 (0.0473%)	0 (0.0000%)

1.06	Use of proceeds of A shares	3,403,989,744 (99.9789%)	717,350 (0.0211%)	0 (0.0000%)

1.07	Lock-up period of A shares	3,403,080,856 (99.9517%)	1,644,238 (0.0483%)	0 (0.0000%)

1.08	Place of listing of A shares	3,403,078,356 (99.9528%)	1,606,238 (0.0472%)	0 (0.0000%)

1.09	Arrangement of accumulated undistributed profits before non-public issuance of A shares	3,403,109,856 (99.9531%)	1,597,238 (0.0469%)	0 (0.0000%)

1.10	Validity period of the resolution of non-public issuance of A shares	3,403,078,356 (99.9505%)	1,686,738 (0.0495%)	0 (0.0000%)

1.11	Type and nominal value of H shares to be issued	3,403,078,356 (99.9527%)	1,608,738 (0.0473%)	0 (0.0000%)

1.12	Method of issuance of H shares	3,403,098,356 (99.9527%)	1,608,738 (0.0473%)	0 (0.0000%)

1.13	Method of subscription of H shares	3,403,098,356 (99.9527%)	1,608,738 (0.0473%)	0 (0.0000%)

1.14	Price determination date, pricing principles and issue price of H shares	3,403,078,356 (99.9527%)	1,608,738 (0.0473%)	0 (0.0000%)

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
SPECIAL RESOLUTIONS

1.15	Subscribers of H shares and number of H shares to be issued	3,403,098,356 (99.9527%)	1,608,738 (0.0473%)	0 (0.0000%)

1.16	Use of proceeds from H shares	3,403,969,744 (99.9783%)	737,350 (0.0217%)	0 (0.0000%)

1.17	Lock-up period of H shares	3,403,080,856 (99.9517%)	1,644,238 (0.0483%)	0 (0.0000%)

1.18	Place of listing of H shares	3,403,078,356 (99.9522%)	1,626,238 (0.0478%)	0 (0.0000%)

1.19	Arrangement of accumulated undistributed profits before non-public issuance of H shares	3,403,098,356 (99.9522%)	1,626,738 (0.0478%)	0 (0.0000%)

1.20	Validity period of the resolution of non-public issuance of H shares	3,403,098,356 (99.9522%)	1,626,738 (0.0478%)	0 (0.0000%)

1.21	Relationship between the non-public issuance of A shares and the non-public issuance of H shares	3,403,078,356 (99.9527%)	1,608,738 (0.0473%)	0 (0.0000%)

2.	“THAT, to consider and approve the “Proposal for the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”	3,403,096,356 (99.9504%)	1,688,738 (0.0496%)	0 (0.0000%)

3.	“THAT, to consider and approve the “Feasibility report on the use of proceeds from the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”	3,404,041,644 (99.9799%)	683,450 (0.0201%)	0 (0.0000%)

4.	“THAT, to consider and approve the “Conditional share subscription agreement of the non-public issuance signed with specific subscribers”.”	3,403,155,306 (99.9537%)	1,574,838 (0.0463%)	0 (0.0000%)

5.	“THAT, to consider and approve the “Connected transactions involved in the non-public issuance of A shares and the non-public issuance of H shares”.”	3,403,130,256 (99.9532%)	1,594,838 (0.0468%)	0 (0.0000%)

6.	“THAT, to consider and approve the “Proposal to the general meeting to authorize the board of directors and its authorized persons to proceed with relevant matters in respect of the non-public issuance of A shares and the non-public issuance of H shares in their sole discretion”.”	3,403,130,256 (99.9520%)	1,634,838 (0.0480%)	0 (0.0000%)

*

The percentage of voting is based on the total number of Shares held by shareholders present, in person or by proxy, at the H Shareholders Class Meeting and entitled to vote in respect of the relevant resolution.

Please refer to the Meeting Materials and the Circular for details of the above resolutions.

Based on the above poll results, all of the special resolutions were passed by two-thirds or more of votes.

3.	POLL RESULTS OF THE A SHAREHOLDERS CLASS MEETING

The poll results at the A Shareholders Class Meeting were set out as follows:

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
SPECIAL RESOLUTIONS

1.00	“THAT, to consider and approve the “Proposal for the non-public issuance of A shares and the non- public issuance of H shares to specific subscribers by China Eastern Airlines Corporation Limited” (Each part of this resolution shall be decided by voting in sequence.)

1.01	Type and nominal value of A shares to be issued	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.02	Method of issuance of A shares	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.03	Method of subscription of A shares	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.04	Price benchmark date, pricing principles and issue price of A shares	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.05	Subscribers of A shares and number of A shares to be issued	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.06	Use of proceeds of A shares	7,059,281,331 (100.0000%)	0 (0.0000%)	0 (0.0000%)

1.07	Lock-up period of A shares	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.08	Place of listing of A shares	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.09	Arrangement of accumulated undistributed profits before non-public issuance of A shares	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.10	Validity period of the resolution of non-public issuance of A shares	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.11	Type and nominal value of H shares to be issued	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.12	Method of issuance of H shares	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.13	Method of subscription of H shares	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.14	Price determination date, pricing principles and issue price of H shares	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.15	Subscribers of H shares and number of H shares to be issued	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.16	Use of proceeds from H shares	7,059,281,331 (100.0000%)	0 (0.0000%)	0 (0.0000%)

1.17	Lock-up period of H shares	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
SPECIAL RESOLUTIONS

1.18	Place of listing of H shares	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.19	Arrangement of accumulated undistributed profits before non-public issuance of H shares	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.20	Validity period of the resolution of non-public issuance of H shares	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

1.21	Relationship between the non-public issuance of A shares and the non-public issuance of H shares	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

2.	“THAT, to consider and approve the “Proposal for the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

3.	“THAT, to consider and approve the “Feasibility report on the use of proceeds from the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”	7,059,281,331 (100.0000%)	0 (0.0000%)	0 (0.0000%)

4.	“THAT, to consider and approve the “Conditional share subscription agreement of the non-public issuance signed with specific subscribers”.”	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

5.	“THAT, to consider and approve the “Connected transactions involved in the non-public issuance of A shares and the non-public issuance of H shares”.”	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

6.	“THAT, to consider and approve the “Proposal to the general meeting to authorize the board of directors and its authorized persons to proceed with relevant matters in respect of the non-public issuance of A shares and the non-public issuance of H shares in their sole discretion”.”	7,059,246,231 (99.9995%)	35,100 (0.0005%)	0 (0.0000%)

*

The percentage of voting is based on the total number of Shares held by shareholders present, in person or by proxy, at the A Shareholders Class Meeting and entitled to vote in respect of the relevant resolution.

Please refer to the Meeting Materials and the Circular for details of the above resolutions.

Based on the above poll results, all of the special resolutions were passed by two-thirds or more of votes.

Ernst & Young, the auditor of the Company, was appointed as the scrutineer for the purpose of vote-taking at the EGM and the Class Meetings.

Note:

The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

B.	AMENDMENTS TO THE ARTICLES, RULES FOR THE MEETING OF THE BOARD AND RULES FOR THE MEETING OF THE SUPERVISORY COMMITTEE

Reference is made to the Circular, in relation to, among others, the proposed amendments to the Articles, rules for the meeting of the Board and rules for the meeting of the Supervisory Committee. The Board announces that, as passed in resolutions 12, 13 and 14 at the EGM, the respective amendments to the Articles, rules for the meeting of the Board and rules for the meeting of the Supervisory Committee have become effective from 30 August 2018. Please refer to the full version of the Articles, rules for the meeting of the Board and rules for the meeting of the Supervisory Committee dated 30 August 2018 published on the websites of the Hong Kong Stock Exchange and the Company.

Reference is made to the Circular, in relation to the non-public issuance of A Shares and non- public issuance of H Shares. The Board announces that, as passed in resolution 10 at the EGM, amendments to the Articles will become effective upon the completion of the non-public issuance of A Shares and non-public issuance of H Shares. Please refer to the full version of the Articles to be published on the website of the Hong Kong Stock Exchange and the Company’s website.

C.	CHANGE OF DIRECTOR

Mr. Lin Wanli was appointed as the independent non-executive director of the Company at the EGM. For the biographical details of Mr. Lin Wanli and other information disclosed in accordance with Rule 13.51(2) of the Hong Kong Listing Rules, please refer to the announcement of the Company dated 8 August 2018. As of the date of this announcement, there was no change in those disclosed information.

Mr. Li Yangmin, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen, the Directors whose resignations from their positions as Directors of the eighth session of the Board were effective from 30 August 2018, have confirmed that there is no disagreement between each of them and the Board, and there is no matter that needs to be brought to the attention of the shareholders of the Company. The board of directors would like to express its sincere gratitude to Mr. Li Yangmin, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen for their contributions to the Company during their tenures of office.

D.	CHANGE OF SUPERVISOR

Mr. Li Jinde was appointed as the shareholder representative supervisor of the Company at the EGM and comprised the eighth session of the Supervisory Committee with Mr. Xi Sheng , a supervisor of the Company and Mr. Gao Feng, the employee representative supervisor. For the biographical details of Mr. Li Jinde and other information disclosed in accordance with Rule 13.51(2) of the Listing Rules, please refer to the announcement of the Company dated 8 August 2018. As of the date of this announcement, there was no change in those disclosed information.

Mr. Ba Shengji, Mr. Hu Jidong and Mr. Jia Shaojun, whose resignations from their positions as supervisors of the eighth session of the Supervisory Committee were effective from 30 August 2018, have confirmed that there is no disagreement between each of them and the Board and the Supervisory Committee, and there is no matter that needs to be brought to the attention of the shareholders of the Company. The Board and the Supervisory Committee would like to express their sincere gratitude to Mr. Ba Shengji, Mr. Hu Jidong and Mr. Jia Shaojun for their contributions to the Company during their tenures of office.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 30 August 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non- executive Director) and Yuan Jun (Employee Representative Director).